Exhibit 99

FPL Group, Inc.
Corporate Communications Dept.
Media Line: (305) 552-3888
July 23, 2004

FOR IMMEDIATE RELEASE

FPL Group reports 2004 second quarter earnings;

Forecasts full year earnings of $5.05 to $5.15 per share;

Board approves 10 percent dividend increase;

Anticipates continued earnings momentum in 2005

JUNO BEACH, Fla. (July 23, 2004) - FPL Group, Inc. (NYSE: FPL) today reported second quarter earnings, narrowed the range of its full-year 2004 earnings forecast to $5.05 to $5.15, and said its board has approved a 10 percent dividend increase. The company also said it expects its earnings momentum to continue in 2005.

FPL Group recorded 2004 second quarter net income on a GAAP basis of $257 million, or $1.43 per share, compared with $239 million, or $1.34 per share, in the second quarter of 2003. FPL Group's net income for the second quarter of 2004 included a net unrealized gain of $6 million after-tax associated with the mark-to-market effect of non-qualifying hedges. The results for last year's second quarter included a net unrealized loss of $2 million after-tax associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, FPL Group's earnings would have been $251 million or $1.40 per share for the second quarter of 2004, compared with $241 million, or $1.35 per share, in the second quarter of 2003. FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors and for the company's employee incentive compensation plan. FPL

Group also uses earnings expressed in this fashion when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earnings power.

"I am very pleased with the continued strong performance at FPL Group," said Lew Hay, chairman and CEO. "Despite mild weather in April and May, Florida Power & Light had a strong quarter. Given unexpectedly strong customer growth and continued success in managing costs, Florida Power & Light now is back on track to achieve full-year earnings consistent with our original budget expectations. In addition, FPL Energy continued to deliver double-digit earnings growth. Wholesale markets began to improve, and we enjoyed the benefits of having added significantly to our wind energy portfolio last year. We expect FPL Energy to grow earnings at the upper end of our expectations for the full year.

"With strong results in the first half of the year and positive momentum going into the second half, we are confident that we can now narrow the range of earnings expectations for 2004. Assuming normal weather for the balance of the year and excluding the effect of adopting new accounting standards as well as the mark-to-market effect of non-qualifying hedges, neither of which can be determined at this time, we are confident that we will achieve 2004 earnings in the range of $5.05 to $5.15," said Hay.

"As we have been expecting, our cash flow is improving and is on track to be in excess of our internal capital needs this year," said Hay. "Considering our financial strength and anticipated ongoing growth, our board has approved a 10 percent dividend increase, raising our quarterly dividend from 62 cents to 68 cents. This increase will provide more immediate value to our shareholders while still providing us financial flexibility to invest in profitable growth opportunities."

The increase will take effect with the second quarter dividend, which has been declared by the Board and is payable September 15 to holders of record on August 27.

Florida Power & Light

Second quarter net income for Florida Power & Light, FPL Group's principal subsidiary, was $205 million or $1.14 per share, compared to $199 million or $1.12 per share from the prior-year quarter. Growth in customer accounts continued at an extraordinary pace. The average number of FPL customer accounts increased by 113,000 or 2.7 percent in the second quarter compared to the prior-year quarter. Usage per customer was down 1.5 percent, primarily driven by weather that was milder than the second quarter of 2003. Overall, retail energy sales were up 1.2 percent.

In early June, FPL set a new summer system peak and on June 23, the company set an all-time system peak of 20,250 megawatt hours. Since that time, two all-time record system peaks have been set, the last occurring on July 14 at 20,545 megawatt hours.

Operations and maintenance expenses were up compared to the prior year quarter. The major drivers of O&M continue to be nuclear maintenance, rising employee benefit expenses and insurance costs, as well as higher than expected customer growth. FPL expects 2004 O&M expenses, on a cost per kilowatt hour basis, to be relatively flat compared to 2003.

Depreciation increased slightly in the quarter, reflecting investment in new power plants and delivery systems to help meet the continued growth in Florida.

During the quarter, Florida Power & Light continued on track to complete new gas-fired combined cycle generation units at its power plant sites in Martin and

Manatee counties. As planned, these projects will add 1,900 megawatts of capacity in mid-2005.

In addition, in June the Florida Public Service Commission approved the proposed 1,100-megawatt gas-fired power plant at FPL's Turkey Point site as the best, most cost-effective project to meet customer needs for electricity beginning in 2007. Additional reviews and approvals are needed from several state and federal agencies, and a final decision on the project is expected from the governor and Cabinet early next year.

"FPL continues to enjoy strong customer growth, higher than what we have experienced since the late 1980s and certainly higher than the national average," said Hay. "To meet the continued growth, we have invested $1.3 billion in new power plants over the past five years and expect to invest at least another $1 billion more over the next five years. We've also invested $3.3 billion in our power delivery systems over the last five years and expect to invest approximately $3.4 billion more through 2008 to ensure that FPL's power grid remains strong."

FPL Energy
FPL Energy, the wholesale generation subsidiary of FPL Group, reported second quarter net income on a GAAP basis of $69 million or $0.38 per share, compared to $49 million or $0.28 per share in the prior year quarter. FPL Energy's net income for the second quarter 2004 included a net unrealized gain of $6 million after-tax associated with the mark-to-market effect of non-qualifying hedges. The results for last year's second quarter included a net unrealized loss of $2 million after-tax associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, net income for FPL Energy would have been $63 million or $0.35 per share compared to $51 million or $0.29 per share in 2003.

New wind projects added in 2003, strong operating performance across the portfolio, continued execution of its hedging program and better than expected market conditions in the Northeast, all contributed to FPL Energy's strong quarter. These positives were partially offset by increased interest expense associated with the expansion of FPL Energy's asset base since the second quarter of last year.

FPL Energy remains the world's largest wind energy producer. During the quarter, it announced it will build a 106.5 megawatt wind farm in western Oklahoma and sell the output to Public Service Company of Oklahoma under a long-term contract. The project is contingent, however, on an extension of the federal energy wind production tax credit.

The company said it remains optimistic that the federal wind production tax credit will be renewed by the end of this year; however, the timing of congressional action is uncertain. "Wind energy remains an important part of our growth strategy over the next several years at FPL Energy," said Hay, "and we have a substantial pipeline of projects ready to go once Congress takes action on the tax credits."

"FPL Energy continued to provide strong earnings growth," said Hay. "Our ability to grow earnings during the last several years of a market downturn gives me a high degree of confidence that we can provide our shareholders significant upside value as the overall market recovers. We are starting to see signs of market recovery, and all of our merchant assets are in market segments predicted by industry analysts to show continued improvement."

Corporate and Other

Corporate and Other negatively impacted net income by $17 million or $0.09 per share. FPL FiberNet, an FPL Group subsidiary that provides fiber-optic networks and related services in Florida, had a modest loss; however, it remains cash flow positive.

Outlook for 2005

"There are a number of factors that give us confidence of sustained earnings momentum in 2005 for FPL Group," said Hay. "We are very encouraged by the prospects for Florida Power & Light as we will benefit from the stronger than expected customer growth this year, as well as continued growth in 2005. We already have hedged a significant percentage of FPL Energy's portfolio for 2005 at higher prices than 2004, and as markets continue to improve, we expect to contract the majority of our unhedged merchant position. We also have a healthy pipeline of wind energy projects ready to move into construction once the production tax credit renewal is approved. All of these factors give us confidence that we will achieve continued earnings momentum to allow us to do even better for our shareholders in 2005."

FPL Group's second quarter earnings conference call is scheduled for 9 a.m. ET on Friday, July 23, 2004. The webcast is available on FPL Group's website by accessing the following link,
http://www.FPLGroup.com/investor/contents/investor_index.shtml

Profile

FPL Group, with annual revenues of more than $9 billion, is nationally known as a high-quality, efficient, and customer-driven organization focused on energy-related products and services. With a growing presence in 26 states, it is widely recognized as one of the country's premier power companies. Its principal subsidiary, Florida Power & Light Company, serves more than 4.2 million customer accounts in Florida. FPL Energy, LLC, an FPL Group wholesale energy-generating subsidiary, is a leader in producing electricity from clean and renewable fuels. Additional information is available on the Internet at www.fplgroup.com, www.fpl.com and www.fplenergy.com.

CAUTIONARY STATEMENTS AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this press release, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

- FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of costs that it considers excessive or imprudently incurred.

- The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

- FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

- FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

- FPL Group's and FPL's results of operations could be affected by their ability to renegotiate franchise agreements with municipalities and counties in Florida.

- The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

- FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

- FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

- There are other risks associated with FPL Group's non-rate regulated businesses, particularly FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel, transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair its future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

- FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

- FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.

- FPL Group's and FPL's results of operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities. In addition, severe weather can be destructive, causing outages and/or property damage, which could require additional costs to be incurred.

- FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements.

- FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.

- FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national events as well as company-specific events.

- FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage.

The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses in the future.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended June 30, 2004	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	2,172	$	427	$	20	$	2,619
Operating Expenses								
Fuel, purchased power and interchange		1,070		168		5		1,243
Other operations and maintenance		319		99		12		430
Depreciation and amortization		227		65		6		298
Taxes other than income taxes		199		16		(1)		214
Total operating expenses		1,815		348		22		2,185
Operating Income (Loss)		357		79		(2)		434
Other Income (Deductions)								
Interest charges		(45)		(45)		(34)		(124)
Equity in earnings of equity method investees		-		23		-		23
Other – net		6		4		9		19
Total other income (deductions) – net		(39)		(18)		(25)		(82)
Income (Loss) Before Income Tax Expense (Benefit)		318		61		(27)		352
Income Tax Expense (Benefit)		113		(8)		(10)		95
Net Income (Loss)	$	**205**	$	**69**	$	**(17)**	$	**257**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	205	$	69	$	(17)	$	257
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		(6)		-		(6)
Adjusted Earnings (Loss)	$	**205**	$	**63**	$	**(17)**	$	**251**
Earnings (Loss) Per Share (assuming dilution)	$	**1.14**	$	**0.38**	$	**(0.09)**	$	**1.43**
Earnings (Loss) Per Share excluding certain items	$	**1.14**	$	**0.35**	$	**(0.09)**	$	**1.40**
Weighted-average shares outstanding (assuming dilution)								**180**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended June 30, 2003	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Operating Revenues	$ 2,053	$ 268	$ 18	$ 2,339
Operating Expenses				
Fuel, purchased power and interchange	970	90	3	1,063
Other operations and maintenance	308	73	10	391
Depreciation and amortization	223	39	5	267
Taxes other than income taxes	191	13	1	205
Total operating expenses	1,692	215	19	1,926
Operating Income (Loss)	361	53	(1)	413
Other Income (Deductions)				
Interest charges	(45)	(24)	(15)	(84)
Preferred stock dividends – FPL	(4)	-	-	(4)
Equity in earnings of equity method investees	-	18	-	18
Other – net	-	6	1	7
Total other income (deductions) – net	(49)	-	(14)	(63)
Income (Loss) Before Income Tax Expense (Benefit)	312	53	(15)	350
Income Tax Expense (Benefit)	113	4	(6)	111
Net Income (Loss)	$ 199	$ 49	$ (9)	$ 239
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):				
Net Income (Loss)	$ 199	$ 49	$ (9)	$ 239
Adjustments, net of income taxes:				
Net unrealized mark-to-market (gains) losses associated				
with non-qualifying hedges	-	2	-	2
Adjusted Earnings (Loss)	$ 199	$ 51	$ (9)	$ 241
Earnings (Loss) Per Share (assuming dilution)	$ 1.12	$ 0.28	$ (0.06)	$ 1.34
Earnings (Loss) Per Share excluding certain items	$ 1.12	$ 0.29	$ (0.06)	$ 1.35
Weighted-average shares outstanding (assuming dilution)				178

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

In accordance with recently issued accounting guidance, 2003 amounts have been reclassified to present on a net basis power sales and fuel purchases that do not result in physical delivery. In addition, the unrealized mark-to-market gains and losses on derivative contracts that do not qualify for hedge accounting are now reported in operating revenues and fuel, purchased power, and interchange expense along with the realized effects of such transactions.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Six Months Ended June 30, 2004		Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.
Operating Revenues	$	4,114	$	796	$	40	$	4,950
Operating Expenses								
Fuel, purchased power and interchange		2,094		299		8		2,401
Other operations and maintenance		615		188		24		827
Depreciation and amortization		459		130		10		599
Taxes other than income taxes		390		35		3		428
Total operating expenses		3,558		652		45		4,255
Operating Income (Loss)		556		144		(5)		695
Other Income (Deductions)								
Interest charges		(91)		(90)		(65)		(246)
Preferred stock dividends - FPL		(1)		-		1		-
Equity in earnings of equity method investees		-		38		-		38
Other – net		11		13		7		31
Total other deductions – net		(81)		(39)		(57)		(177)
Income (Loss) Before Income Tax Expense (Benefit)		475		105		(62)		518
Income Tax Expense (Benefit)		165		(18)		(24)		123
Net Income (Loss)	$	310	$	123	$	(38)	$	395
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	310	$	123	$	(38)	$	395
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		(5)		-		(5)
Adjusted Earnings (Loss)	$	310	$	118	$	(38)	$	390
Earnings (Loss) Per Share (assuming dilution)	$	1.72	$	0.68	$	(0.20)	$	2.20
Earnings (Loss) Per Share excluding certain items	$	1.72	$	0.65	$	(0.20)	$	2.17
Weighted-average shares outstanding (assuming dilution)								180

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

12

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Six Months Ended June 30, 2003	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	3,810	$	561	$	49	$	4,420
Operating Expenses								
Fuel, purchased power and interchange		1,780		220		7		2,007
Other operations and maintenance		609		155		20		784
Depreciation and amortization		442		75		9		526
Taxes other than income taxes		366		27		3		396
Total operating expenses		3,197		477		39		3,713
Operating Income (Loss)		613		84		10		707
Other Income (Deductions)								
Interest charges		(83)		(48)		(30)		(161)
Preferred stock dividends – FPL		(7)		-		-		(7)
Equity in earnings of equity method investees		-		51		-		51
Other – net		(1)		12		2		13
Total other income (deductions) – net		(91)		15		(28)		(104)
Income (Loss) Before Income Tax Expense (Benefit)		522		99		(18)		603
Income Tax Expense (Benefit)		188		6		(5)		189
Net Income (Loss)	$	**334**	$	**93**	$	**(13)**	$	**414**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	334	$	93	$	(13)	$	414
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		(1)		-		(1)
Adjusted Earnings (Loss)	$	**334**	$	**92**	$	**(13)**	$	**413**
Earnings (Loss) Per Share (assuming dilution)	$	**1.88**	$	**0.52**	$	**(0.07)**	$	**2.33**
Earnings (Loss) Per Share excluding certain items	$	**1.88**	$	**0.51**	$	**(0.07)**	$	**2.32**
Weighted-average shares outstanding (assuming dilution)								**178**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

In accordance with recently issued accounting guidance, prior period amounts have been reclassified to present on a net basis power sales and fuel purchases that do not result in physical delivery. In addition, the unrealized mark-to-market gains and losses on derivative contracts that do not qualify for hedge accounting are now reported in operating revenues and fuel, purchased power, and interchange expense along with the realized effects of such transactions.

FPL Group, Inc.
Preliminary Condensed Consolidated Balance Sheets
(millions)
(unaudited)

June 30, 2004	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Property, Plant and Equipment								
Electric utility plant in service and other property	$	23,095	$	7,590	$	313	$	30,998
Less accumulated depreciation and amortization		(9,458)		(803)		(77)		(10,338)
Total property, plant and equipment – net		13,637		6,787		236		20,660
Current Assets								
Cash and cash equivalents		69		80		73		222
Other		1,511		612		18		2,141
Total current assets		1,580		692		91		2,363
Other Assets		3,004		886		293		4,183
Total Assets	$	18,221	$	8,365	$	620	$	27,206
Capitalization								
Common stock	$	1,373	$	-	$	(1,371)	$	2
Additional paid-in capital		4,319		4,827		(5,825)		3,321
Retained earnings		394		343		3,181		3,918
Accumulated other comprehensive income (loss)		-		(20)		(4)		(24)
Total common shareholders' equity		6,086		5,150		(4,019)		7,217
Preferred stock of FPL without sinking fund requirements		25		-		(20)		5
Long-term debt		3,314		1,604		3,608		8,526
Total capitalization		9,425		6,754		(431)		15,748
Current Liabilities								
Debt due within one year		171		109		704		984
Other		1,779		409		37		2,225
Total current liabilities		1,950		518		741		3,209
Other Liabilities and Deferred Credits								
Asset retirement obligation		1,961		185		-		2,146
Accumulated deferred income taxes		1,479		699		89		2,267
Regulatory liabilities		2,701		-		-		2,701
Other		705		209		221		1,135
Total other liabilities and deferred credits		6,846		1,093		310		8,249
Commitments and Contingencies								
Total Capitalization and Liabilities	$	18,221	$	8,365	$	620	$	27,206

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Balance Sheets
(millions)
(unaudited)

December 31, 2003	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Property, Plant and Equipment								
Electric utility plant in service and other property	$	22,489	$	7,494	$	289	$	30,272
Less accumulated depreciation and amortization		(9,237)		(671)		(67)		(9,975)
Total property, plant and equipment – net		13,252		6,823		222		20,297
Current Assets								
Cash and cash equivalents		4		74		51		129
Other		1,669		632		40		2,341
Total current assets		1,673		706		91		2,470
Other Assets		2,892		911		365		4,168
Total Assets	$	17,817	$	8,440	$	678	$	26,935
Capitalization								
Common stock	$	1,373	$	-	$	(1,371)	$	2
Additional paid-in capital		4,318		4,961		(6,063)		3,216
Retained earnings		313		221		3,211		3,745
Accumulated other comprehensive income (loss)		-		6		(2)		4
Total common shareholders' equity		6,004		5,188		(4,225)		6,967
Preferred stock of FPL without sinking fund requirements		5		-		-		5
Long-term debt		3,074		1,673		3,976		8,723
Total capitalization		9,083		6,861		(249)		15,695
Current Liabilities								
Debt due within one year		630		103		554		1,287
Other		1,505		495		66		2,066
Total current liabilities		2,135		598		620		3,353
Other Liabilities and Deferred Credits								
Asset retirement obligation		1,908		178		-		2,086
Accumulated deferred income taxes		1,415		651		89		2,155
Regulatory liabilities		2,669		-		-		2,669
Other		607		152		218		977
Total other liabilities and deferred credits		6,599		981		307		7,887
Commitments and Contingencies								
Total Capitalization and Liabilities	$	17,817	$	8,440	$	678	$	26,935

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

Certain amounts have been reclassified to conform with current year presentation.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Six Months Ended June 30, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 311 [(1)]	$ 123	$ (39)	$ 395
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	436	130	11	577
Deferred income taxes and related regulatory credit	48	65	8	121
Cost recovery clauses and franchise	121	-	-	121
Other – net	451	26	40	517
Net cash provided by (used in) operating activities	**1,367**	**344**	**20**	**1,731**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(754)	-	-	(754)
Nuclear fuel purchases	(48)	-	-	(48)
Independent power investments	-	(230)	-	(230)
Sale of independent power investments	-	93	-	93
Capital expenditures of FPL FiberNet, LLC	-	-	(3)	(3)
Contributions to special use funds	(67)	(8)	-	(75)
Sale of Olympus note receivable	-	-	126	126
Funding of secured loan	-	-	(36)	(36)
Other – net	-	(15)	(21)	(36)
Net cash provided by (used in) investing activities	**(869)**	**(160)**	**66**	**(963)**
Cash Flows From Financing Activities				
Issuances of long-term debt	236	-	299	535
Retirements of long-term debt	-	(53)	(275)	(328)
Issuances of preferred stock - FPL	20	-	(20)	-
Net change in short-term debt	(460)	(6)	(248)	(714)
Issuances of common stock	-	-	47	47
Dividends on common stock	-	-	(222)	(222)
Capital distributions to FPL Group – net	-	(142)	142	-
Other – net	(229)	23	213	7
Net cash provided by (used in) financing activities	**(433)**	**(178)**	**(64)**	**(675)**
Net increase (decrease) in cash and cash equivalents	**65**	**6**	**22**	**93**
Cash and cash equivalents at beginning of period	**4**	**74**	**51**	**129**
Cash and cash equivalents at end of period	**$ 69**	**$ 80**	**$ 73**	**$ 222**

[(1)] Excludes preferred stock dividends.

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Six Months Ended June 30, 2003	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 341 [1]	$ 93	$ (20)	$ 414
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	419	75	10	504
Deferred income taxes and related regulatory credit	170	19	1	190
Cost recovery clauses and franchise fees	(336)	-	-	(336)
Other – net	188	106	(34)	260
Net cash provided by (used in) operating activities	**782**	**293**	**(43)**	**1,032**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(629)	-	-	(629)
Independent power investments	-	(762)	-	(762)
Capital expenditures of FPL FiberNet, LLC	-	-	(4)	(4)
Contributions to special use funds	(102)	(7)	-	(109)
Funds held for bond redemptions	(69)	-	-	(69)
Other – net	1	3	14	18
Net cash provided by (used in) investing activities	**(799)**	**(766)**	**10**	**(1,555)**
Cash Flows From Financing Activities				
Issuances of long-term debt	585	-	498	1,083
Retirements of long-term debt	(24)	(19)	-	(43)
Net change in short-term debt	(181)	-	(121)	(302)
Issuances of common stock	-	-	30	30
Dividends on common stock	-	-	(212)	(212)
Capital contributions from FPL Group – net	-	511	(511)	-
Other – net	(263)	-	245	(18)
Net cash provided by (used in) financing activities	**117**	**492**	**(71)**	**538**
Net increase (decrease) in cash and cash equivalents	**100**	**19**	**(104)**	**15**
Cash and cash equivalents at beginning of period	**-**	**37**	**229**	**266**
Cash and cash equivalents at end of period	**$ 100**	**$ 56**	**$ 125**	**$ 281**

[1] Excludes preferred stock dividends.

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Earnings Per Share Contributions
(assuming dilution)
(unaudited)

	First Quarter	Second Quarter	Year-To-Date
FPL Group – 2003 Earnings Per Share	$ **0.99**	$ **1.34**	$ **2.33**
Florida Power & Light – 2003 Earnings Per Share	**0.76**	**1.12**	**1.88**
Customer growth	0.07	0.09	0.16
Usage due to weather	(0.17)	(0.04)	(0.21)
Underlying usage growth, mix and other	(0.06)	(0.02)	(0.07)
Depreciation expense	(0.04)	(0.02)	(0.06)
O&M expenses	0.01	(0.03)	(0.01)
Other, including AFUDC and share dilution	0.01	0.04	0.03
Florida Power & Light – 2004 Earnings Per Share	**0.58**	**1.14**	**1.72**
FPL Energy – 2003 Earnings Per Share	**0.25**	**0.28**	**0.52**
New investments	0.04	0.09	0.13
Existing assets	0.08	0.05	0.13
Asset optimization and trading	0.01	0.02	0.03
Restructuring activities	0.17	-	0.17
Bastrop impairment	(0.17)	-	(0.17)
Interest expense	(0.07)	(0.07)	(0.14)
Other, including share dilution and rounding	0.02	(0.03)	(0.01)
Non-qualifying hedges impact	(0.03)	0.04	0.02
FPL Energy – 2004 Earnings Per Share	**0.30**	**0.38**	**0.68**
Corporate and Other – 2003 Earnings Per Share	**(0.02)**	**(0.06)**	**(0.07)**
FPL FiberNet operations	(0.04)	-	(0.04)
Other, including interest expense, share dilution and rounding	(0.05)	(0.03)	(0.09)
Corporate and Other – 2004 Earnings Per Share	**(0.11)**	**(0.09)**	**(0.20)**
FPL Group – 2004 Earnings Per Share	$ **0.77**	$ **1.43**	$ **2.20**

The sum of the quarterly amounts may not equal the total for the year due to rounding.

FPL Group, Inc.
Schedule of Total Debt and Equity
(millions)
(unaudited)

June 30, 2004	Per Books	Adjusted [1]
Long-term debt, including current maturities, commercial paper, and notes payable:		
Equity-linked debt securities	$ 1,081	
Junior Subordinated Debentures[2]	309	
Project debt:		
Natural gas-fired assets	439	
Wind assets	605	
Debt with partial corporate support:		
Natural gas-fired assets	333	
Other long-term debt, including current maturities, commercial paper, and notes payable	6,743	$ 6,743
Total debt	9,510	6,743
Preferred stock of FPL without sinking fund requirements	5	5
Junior Subordinated Debentures[2]		309
Common shareholders' equity	7,217	7,217
Equity-linked debt securities		1,081
Total capitalization, including debt due within one year	**$ 16,732**	**$ 15,355**
Debt ratio	**57%**	**44%**

December 31, 2003	Per Books	Adjusted [1]
Long-term debt, including current maturities, commercial paper, and notes payable:		
Equity-linked debt securities	$ 1,081	
Project debt:		
Natural gas-fired assets	462	
Wind assets	631	
Debt with partial corporate support:		
Natural gas-fired assets	343	
Other long-term debt, including current maturities, commercial paper, and notes payable	7,493	$ 7,493
Total debt	10,010	7,493
Preferred stock of FPL without sinking fund requirements	5	5
Common shareholders' equity	6,967	6,967
Equity-linked debt securities		1,081
Total capitalization, including debt due within one year	**$ 16,982**	**$ 15,546**
Debt ratio	**59%**	**48%**

[1] Ratios exclude impact of imputed debt for purchase power obligations

[2] Adjusted to reflect preferred stock characteristics of these securities (preferred trust securities)

FPL Group, Inc.
Commercial Paper, Notes Payable, and Current Maturities
of Long-term Debt Schedule as of 6/30/04
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)
Florida Power & Light			
Commercial Paper	VAR	VAR	$ 171
TOTAL FLORIDA POWER & LIGHT			**171**
FPL Group Capital			
Commercial Paper	VAR	VAR	30
Bank Term Loan	VAR	05/31/05	75
Debentures	1.875	03/30/05	200
Debentures	VAR	03/30/05	400
Fair value swap			(1)
FPL Energy			
Senior Secured Bonds			
Principal Payments	7.520	12/31/04	17
Principal Payments	6.876	06/27/05	9
Principal Payments	6.639	06/30/05	22
Principal Payments	7.520	06/30/05	22
Total Senior Secured Bonds			70
Senior Secured Notes			
Principal Payments	7.110	12/31/04	2
Principal Payments	7.110	06/30/05	2
Total Senior Secured Notes			4
Construction Term Facility			
Principal Payments	VAR	12/31/04	10
Principal Payments	VAR	06/30/05	5
Total Construction Term Facility			15
Other Debt			
Principal Payments	VAR	07/31/04	4
Principal Payments	VAR	09/30/04	3
Principal Payments	VAR	12/31/04	3
Principal Payments	VAR	01/31/05	3
Principal Payments	VAR	03/31/05	3
Principal Payments	VAR	06/30/05	3
Total Other Debt			19
TOTAL FPL ENERGY			108
TOTAL FPL GROUP CAPITAL			**812**
TOTAL FPL GROUP, INC.			**$ 983**

May not agree to financial statements due to rounding.

FPL Group, Inc.
Long-term Debt, Net of Current Maturities
Schedule as of 6/30/04
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)
Florida Power & Light			
First Mortgage Bonds			
First Mortgage Bonds	6.875	12/01/05	$ 500
First Mortgage Bonds	6.000	06/01/08	200
First Mortgage Bonds	5.875	04/01/09	225
First Mortgage Bonds	4.850	02/01/13	400
First Mortgage Bonds	5.850	02/01/33	200
First Mortgage Bonds	5.950	10/01/33	300
First Mortgage Bonds	5.625	04/01/34	500
First Mortgage Bonds	5.650	02/01/35	240
Total First Mortgage Bonds			2,565
Revenue Refunding Bonds			
Miami-Dade Solid Waste Disposal	VAR	02/01/23	15
St. Lucie Solid Waste Disposal	VAR	05/01/24	79
Total Revenue Refunding Bonds			94
Pollution Control Bonds			
Dade	VAR	04/01/20	9
Martin	VAR	07/15/22	96
Jacksonville	VAR	09/01/24	46
Manatee	VAR	09/01/24	17
Putnam	VAR	09/01/24	4
Jacksonville	VAR	05/01/27	28
St. Lucie	VAR	09/01/28	242
Jacksonville	VAR	05/01/29	52
Total Pollution Control Bonds			494
Industrial Bonds			
Dade	VAR	06/01/21	46
Total Industrial Bonds			46
FPL Fuels Senior Secured Notes	2.340	06/11/06	135
Fair value swaps			3
Unamortized discount			(21)
TOTAL FLORIDA POWER & LIGHT			**3,316**
FPL Group Capital			
Debentures			
Debentures	3.250	04/11/06	500
Debentures	7.625	09/15/06	600
Debentures (A Equity Units)	4.750	02/16/07	575
Debentures	6.125	05/15/07	500
Debentures (B Equity Units)	5.000	02/16/08	506
Debentures	7.375	06/01/09	225
Debentures	7.375	06/01/09	400
Debentures (Junior Subordinated)	5.875	03/15/44	309
Total Debentures			3,615
Other Debt	7.350	08/01/13	5
Fair value swaps			(8)
Unamortized discount			(5)
FPL Energy			
Senior Secured Bonds			
Senior Secured Bonds	6.876	06/27/17	109
Senior Secured Bonds	7.520	06/30/19	287
Senior Secured Bonds	6.639	06/20/23	339
Total Senior Secured Bonds			735
Senior Secured Notes	7.110	06/28/20	109
Construction Term Facility	VAR	06/30/08	300
Other Debt			
Other Debt	VAR	12/27/07	339
Other Debt	VAR	12/19/17	119
Other Debt	8.010	12/31/18	3
Total Other Debt			461
TOTAL FPL ENERGY			1,605
TOTAL FPL GROUP CAPITAL			**5,212**
TOTAL FPL GROUP, INC.			**$ 8,528**

May not agree to financial statements due to rounding.

Florida Power & Light Company
Statistics
(unaudited)

Periods ended June 30,	Three Months		Six Months	
	2004	2003	2004	2003
Energy sales (million kWh)				
Residential	12,346	13,021	23,526	25,039
Commercial	10,282	10,284	19,846	19,641
Industrial	974	992	1,967	2,016
Public authorities	112	143	253	284
Electric utilities	364	403	706	729
Increase (decrease) in unbilled sales	2,119	1,093	1,327	811
Interchange power sales	737	371	1,934	1,153
Total	26,934	26,307	49,559	49,673
Average price (cents/kWh) [1]				
Residential	9.04	8.49	9.05	8.26
Commercial	7.80	7.24	7.80	7.02
Industrial	6.36	5.83	6.32	5.56
Total	8.37	7.83	8.36	7.60
Average customer accounts (000's)				
Residential	3,742	3,644	3,730	3,635
Commercial	457	443	455	442
Industrial	18	17	18	17
Other	3	3	3	2
Total	**4,220**	**4,107**	**4,206**	**4,096**

[1] Excludes interchange power sales, net change in unbilled revenues, deferrals under cost recovery clauses and the provision for refund.

	2004	Normal	2003
Three months ended June 30			
Heating degree-days	8	5	17
Cooling degree-days	524	485	556
Six months ended June 30			
Heating degree-days	185	225	271
Cooling degree-days	554	535	675